UN
SECURITIES AN[illegible]
Washi[illegible]


07006455

MAR 30 2007

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-41403

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

C.E. Unterberg, Towbin, LLC

BEST AVAILABLE COPY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Madison Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Barrett (212) 389-8088
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
APR 17 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, David Barrett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.E. Unterberg, Towbin, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

CFO

Title

Notary Public

Notary Public - State of New York
Qualified in ... County
My Commission Expires May 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

C.E. UNTERBERG, TOWBIN LLC
(a wholly owned subsidiary of C.E. Unterberg, Towbin Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Member
C.E. Unterberg, Towbin LLC

We have audited the accompanying statement of financial condition of C.E. Unterberg, Towbin LLC (the "Company"), a wholly owned subsidiary of C.E. Unterberg, Towbin Holdings, Inc., as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.



New York, New York
March 28, 2007

C.E. UNTERBERG, TOWBIN LLC

(a wholly owned subsidiary of C.E. Unterberg, Towbin Holdings, Inc.)

Statement of Financial Condition
December 31, 2006

ASSETS	
Cash and cash equivalents	$ 14,967,439
Securities owned:	
Marketable - at market value	9,922,807
Not readily marketable - at estimated fair value	3,336,211
Due from broker	764,008
Investment banking receivables	3,240,869
Underwriting receivables	725,466
Due from affiliates	38,388
Loans and advances	203,447
Deposits and prepaid expenses	447,899
Furniture, equipment and leasehold improvements, at cost - net of accumulated depreciation and amortization of $1,808,603	1,611,170
	$ 35,257,704
LIABILITIES	
Marketable securities sold, but not yet purchased - at market value	$ 1,533,610
Accounts payable and accrued expenses	2,177,650
Deferred rent	1,343,796
Due to broker	4,348,084
Accrued compensation	10,439,556
Capital lease obligations	89,615
Liability subordinated to claims of general creditors	4,500,000
	24,432,311
Commitments and contingencies	
MEMBER'S EQUITY	10,825,393
	$ 35,257,704

See notes to statement of financial condition

C.E. UNTERBERG, TOWBIN LLC

(a wholly owned subsidiary of C.E. Unterberg, Towbin Holdings, Inc.)

Notes to Statement of Financial Condition
December 31, 2006

NOTE A - ORGANIZATION

C.E. Unterberg, Towbin was formed in California on May 23, 1989 under the California Revised Limited Partnership Acts and is registered as a broker/dealer with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934. On November 25, 2003, C.E. Unterberg, Towbin converted from a California Limited Partnership to a Delaware limited liability company and changed its name to C.E. Unterberg, Towbin LLC (the "Company"). On January 1, 2004, the Company became a wholly owned subsidiary of C.E. Unterberg, Towbin Holdings, Inc. ("Holdings"). In accordance with its Articles of Operation, the Company shall continue until December 31, 2025.

C.E. Unterberg, Towbin (H.K.) Limited, a wholly owned subsidiary of the Company, was formed for the Hong Kong operations during 2005. This entity was legally dissolved in June 2006.

The Company primarily acts as a broker/dealer engaging in general securities activities. The Company renders underwriting, investment banking, investment management, research and consulting services and engages in market making activities in equities. The Company clears all transactions through another broker/dealer on a fully disclosed basis.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[2] Securities transactions:

Transactions in securities are recorded on a trade date basis.

Securities owned and securities sold, not yet purchased which are readily marketable are valued on the last business day of the year at the last available reported price. Securities not readily marketable are valued at fair value as determined by the managing member. Factors considered in valuing individual securities include the purchase cost, prices of recent significant private placements of securities of the same issuer, changes in the financial condition, prospects of the issuer, and estimates of liquidation value. For listed securities that are restricted for sale, a discount has been taken in accordance with pricing policies determined by the managing member. Because of the inherent uncertainty of valuation, the estimated values may differ significantly from the values that would have been used had a ready market for investments existed, and the differences could be material.

C.E. UNTERBERG, TOWBIN LLC
(a wholly owned subsidiary of C.E. Unterberg, Towbin Holdings, Inc.)

Notes to Statement of Financial Condition
December 31, 2006

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[3] Depreciation and amortization:

Depreciation is provided using an accelerated method over estimated useful lives of five to seven years. Leasehold improvements and assets purchased after December 31, 2004 are amortized using the straight-line method over the estimated useful lives of the related assets.

[4] Cash and cash equivalents:

Cash equivalents consist of operating cash and money market funds purchased with an original maturity of three months or less.

[5] Income taxes:

No provision for income taxes is included in the accompanying financial statement since the Company is a single member limited liability company.

[6] Due from broker:

Due from broker includes cash and amounts receivable for securities transactions that have not yet settled.

[7] New accounting pronouncement:

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 157 ("SFAS 157"), "Fair Value Measurements". SFAS 157 defines fair value and establishes a framework for measuring fair value. It also expands the disclosures about the use of fair value to measure assets and liabilities. SFAS 157 is effective the first year that begins after November 15, 2007. Management is currently evaluating the impact, if any, of the adoption of SFAS 157 on the Company's financial statements.

NOTE C - DERIVATIVE FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

In the normal course of its business, the Company enters into transactions in various financial instruments, including derivatives held or issued for trading purposes. These transactions include securities sold, but not yet purchased and the purchase and writing of equity and index option contracts. Securities sold, but not yet purchased represent obligations of the Company to deliver the underlying securities sold and option contracts written represent obligations of the Company to purchase or deliver the specified security at the contracted price. The Company's ultimate obligation to repurchase the security may exceed the amount recognized in the statement of financial condition. The Company monitors its positions continuously to reduce the risk of potential loss due to changes in market value.

All securities transactions are cleared on a fully disclosed basis through and held in custody by a member firm of the New York Stock Exchange, Inc. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. In the event the customer is unable to fulfill its contracted obligation to the clearing broker/dealer, the Company may be exposed to off-balance sheet risk. In addition, at December 31, 2006, substantially all of the money market funds, securities owned and due from broker are held by the clearing broker. Recognizing the credit risk that this implies the Company continually monitors the credit standing of each broker/dealer and customer with which it conducts business.

C.E. UNTERBERG, TOWBIN LLC

(a wholly owned subsidiary of C.E. Unterberg, Towbin Holdings, Inc.)

Notes to Statement of Financial Condition
December 31, 2006

NOTE D - BENEFIT PLAN

The Company's 401(k) plan provides eligible employees with retirement benefits. Employees are eligible on the first day of the month following their hire date and if they have reached 21 years of age.

The employees may elect to defer a portion of their salaries up to certain limits. A discretionary amount may also be contributed by the Company as determined by the managing member at the end of each year. The discretionary contribution is allocated among all eligible participants pro rata on the basis of the total of their compensation for the year. Plan benefits related to the employee and employer contributions vest immediately. There were no discretionary contributions made by the Company for the year ended December 31, 2006.

NOTE E - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consist of the following:

Furniture and fixtures	$ 823,975
Equipment	1,099,934
Computer equipment under capital lease	168,103
Leasehold improvements	1,327,761
	3,419,773
Less accumulated depreciation and amortization	(1,808,603)
	$ 1,611,170

Fully depreciated furniture, equipment and leasehold improvements having a cost of approximately $6,284,000 were retired during the year.

NOTE F - COMMITMENTS AND CONTINGENCIES

[1] Operating and capital leases:

The Company leases its office space under various noncancellable operating lease agreements, with remaining lease terms in excess of one year. In addition, the Company leases the furniture and fixtures, leasehold improvements and equipment utilized in its New York Office under an operating lease, which extends through May 2007 with the option of extending through May 2008.

Aggregate minimum future rentals under noncancellable operating leases and capital leases as follows:

Year Ending December 31,	Capital Lease	Operating Lease	Sublease Income	Operating Lease Net of Sublease Income
2007	$ 64,436	$ 4,423,000	$ 587,000	$ 3,836,000
2008	31,981	3,485,000		3,485,000
2009		3,471,000		3,471,000
2010		3,458,000		3,458,000
2011		3,676,000		3,676,000
Thereafter (2012 - 2017)		15,934,000		15,934,000
Total minimum lease payments	96,417	$ 34,447,000	$ 587,000	$ 33,860,000
Less amount representing interest	6,802			
Present value of future minimum lease payments	$ 89,615			

C.E. UNTERBERG, TOWBIN LLC

(a wholly owned subsidiary of C.E. Unterberg, Towbin Holdings, Inc.)

Notes to Statement of Financial Condition
December 31, 2006

NOTE F - COMMITMENTS AND CONTINGENCIES (CONTINUED)

[1] Operating and capital leases: (continued)

The office leases are subject to escalation charges based upon increases in real estate taxes and operating costs incurred by landlords. In lieu of a rent security deposit on its New York Office lease, the Company maintains an irrevocable standby letter of credit in favor of its landlord in the amount of $2,500,000 (reduced from $3,500,000 at December 31, 2005) collateralized by the Company's cash and securities held at its clearing broker. Under the lease terms, effective April 1, 2011, the letter of credit may be reduced to $1,250,000.

During 2005, the Company leased computer equipment together with software that are classified as a capital lease and secured by such computer equipment. The cost of the computer equipment together with the software under capital lease is included in the statement of financial condition in furniture, equipment and leasehold improvements totaling $168,103 at December 31, 2006. Accumulated amortization of the leased computer equipment at December 31, 2006 was approximately $50,000.

[2] Litigation:

The Company is involved in various litigation matters, including those arising out of activities as an investment banker. In the opinion of management, upon the advice of counsel the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position.

NOTE G - REGULATORY REQUIREMENTS

As a broker/dealer registered with the SEC and the National Association of Securities Dealers, Inc. (the "NASD"), the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") and has elected to compute its net capital based upon aggregate indebtedness. As a broker/dealer engaged in market making activities, the Rule requires the Company to maintain minimum net capital equal to the greater of $657,500 or 6 2/3% of aggregate indebtedness, both as defined by the Rule. At December 31, 2006, the Company had net qualifying capital of approximately $3,986,000 which was approximately $3,065,000 in excess of its required net capital of approximately $921,000. The Company's ratio of aggregate indebtedness to net capital was 3.46 to 1.

The Company claims exemption from the provisions of Rule 15c3-3 per paragraph (k)2(ii).

NOTE H - SUBORDINATED BORROWINGS

On February 17, 2006, the Company entered into a revolving subordinated credit agreement with a bank (the "Agreement") that expires on March 10, 2007. Under the Agreement, the Company may borrow up to $6,000,000 at an interest rate of the adjusted London Interbank Offered Rate ("LIBOR") plus 2% for the first thirty days that such loan is outstanding and LIBOR plus 5% thereafter. At December 31, 2006, and during the year then ended, the Company borrowed approximately $4,500,000 pursuant to the Agreement.

Any balances drawn pursuant to the Agreement are covered by agreements approved by NASD and are available to the Company in computing its net capital pursuant to the Rule. To the extent that balances outstanding on such loans are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

C.E. UNTERBERG, TOWBIN LLC
(a wholly owned subsidiary of C.E. Unterberg, Towbin Holdings, Inc.)

Notes to Statement of Financial Condition
December 31, 2006

NOTE I - RELATED PARTY TRANSACTIONS

The Company shares office space, services and common personnel with affiliates. The Company initially pays for such expenses and is reimbursed by the affiliates for allocable costs.

NOTE J - INVESTMENT BANKING AND UNDERWRITING RECEIVABLES

Included in investment banking receivables and underwriting receivables are approximately $235,000 and $725,000, respectively, representing expenses that are expected to be reimbursed to the Company.

NOTE K - SUBSEQUENT EVENT

In January 2007, the Company repaid $500,000 of the outstanding subordinated borrowings, and in February 2007, the Company borrowed an additional $1,000,000 pursuant to the Agreement.

Effective March 10, 2007, the Company entered into a revolving subordinated credit agreement with a bank (the "New Agreement") expiring on March 10, 2008. Under the New Agreement, the Company may borrow up to $5,000,000 at an interest rate of the adjusted London Interbank Offered Rate ("LIBOR") plus 2% for the first thirty days that such loan is outstanding, and LIBOR plus 5% thereafter.

END